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[redacted]

03003572

SUPPL

January 31, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, 1) the reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002 submitted to the Stock Exchange of Thailand on November 13, 2002; and 2) the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the year ended December 31, 2002 submitted to the Stock Exchange of Thailand on January 30, 2003; and 3) Press release disclosed on January 31, 2003

Please contact Farhan Qureshy of this office at (202) 626-3695 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case LLP

Enclosure

dlw 2/4

SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประกาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Our Ref: SEC. 073/2002 November 13, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended September 30, 2002 and explanation of difference in result of operation for the quarter ended September 30, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 6,446.5 million Baht revenue from sales of hot rolled coils (505,459 metric tonnes at an average selling price of 12,754 Baht/MT), higher than 3,104.1 million Baht revenue during the same period in 2001 (287,746 MT at an average price of 10,788 Baht/MT). The company also recorded 74.9 million Baht sales of steel scrap compared with those of 85.3 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,940.9 million Baht, compared with 248.6 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 13.7 million Baht in other revenues, while during the same period in 2001 the company recorded 42.7 million Baht in other revenues (which included 38.7 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 215.9 million Baht (which included 32.5 million Baht loss from foreign exchange), compared with those of 105.3 million Baht during the same period of last year.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount of 16.5 million Baht, compared with that of 0.3 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,755.2 million Baht profit before interest expenses and corporate income tax, compared with that of 186.3 million Baht during the same period in 2001.

5) Interest expenses on short-term and long-term loans totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiaries, respectively), lower than 274.1 million Baht interest expenses during the same period in 2001 (consisting of 263.9 and 10.2 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht, compared with that of 1.4 million Baht during the same period in 2001.

7) The company and subsidiaries recorded gain before minority interest of 1,518.7 million Baht, compared with 89.1 million Baht loss during the same period in 2001.

8) After minority interest, the company and subsidiaries realized a net profit of 1,465.3 million Baht, compared with a net loss of 106.6 million Baht during the same period last year.

From the above factors, the company's business operation for the quarter ended September 30, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume and metal spread between selling price and raw material cost, and decrease in interest expenses.

Please be informed accordingly.

Yours faithfully,

- Signature -

Mr. Sittichai Thiensathaporn
Authorized Director

- Signature -

Mr. Kamol Juntima
Authorized Director

Deloitte Touche Tohmatsu

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

Interim Financial Statements

Quarter and nine-month period ended September 30, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte
Touche
Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at September 30, 2002 and the related consolidated and Company's statements of income for the quarters and nine-month periods ended September 30, 2002 and 2001, and the consolidated and Company's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated financial statements and the financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 1, 2002 with an emphasis paragraph regarding the prices of hot rolled steel affecting the Company and subsidiaries' operations and the Board of Investment's announcement dated January 25, 2002 to impose the surcharges on imported hot rolled steel which affected the increase in domestic customers' orders. The consolidated and the Company's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date. In addition, the said imposition and the continuing imposition announced on July 23, 2002 are in effect within the periods as stated in the second paragraph of Note 2 to the interim financial statements.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
October 29, 2002

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	(471,431)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment - net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(6,815,818)	(9,281,461)	(6,815,818)	(9,281,461)
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	(16,505)	(345)	-	-
Other expenses	112,839	212	111,690	-
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	(89,099)	1,465,322	(106,567)
NET PROFIT OF MINORITY INTEREST	(53,357)	(17,468)	-	-
NET INCOME (LOSS)	1,465,322	(106,567)	1,465,322	(106,567)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	(0.12)	1.72	(0.12)
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,418	154,083	-	-
Selling and administrative expenses	639,116	332,672	610,079	296,967
Doubtful accounts (Reversal)	(16,505)	(5,465)	-	(5,119)
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	(392,832)	2,465,643	(438,194)
NET PROFIT OF MINORITY INTEREST	(107,811)	(45,362)	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	(438,194)	2,465,643	(438,194)
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	(368,194)	2,465,643	(368,194)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share					
before extraordinary item	BAHT	2.89	(0.51)	2.89	(0.51)
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	(0.43)	2.89	(0.43)
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	276,052	5,297,937
Amortization	-	-	(108,052)	-	-	-	(108,052)
Net loss	-	-	-	-	(368,194)	-	(368,194)
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	(3,600,000)	(9,019,999)	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(207,505)	-	-	-	(207,505)
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	(3,600,000)	(6,815,818)	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	5,021,885
Amortization	-	-	(108,052)	-	-	(108,052)
Net loss	-	-	-	-	(368,194)	(368,194)
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	(3,600,000)	(9,019,999)	4,545,639
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(207,505)	-	-	(207,505)
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	(3,600,000)	(6,815,818)	6,500,027

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	(438,194)	2,465,643	(438,194)
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(16,563)	(5,465)	-	(5,119)
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	(210)	231,260	(210)
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	(7,633)	35,010	(7,633)
Gain on sales of property, plant and equipment	(2,167)	(1,247)	(2,167)	(794)
Loss on disposal of property, plant and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	(127,979)	(52,580)
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	(12,468)
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(157,996)	172,993	(152,759)	176,642
Accounts and notes receivable - others	(214,989)	88,938	(213,381)	88,580
Inventories	(3,483,437)	175,475	(3,496,508)	180,394
Short-term loans and advances to related parties	37	124	41	144
Advance payments	(6,619)	45,525	(6,672)	19,902
Valued-added-tax refundable claims	(39,282)	(27,797)	(39,136)	(27,797)
Other receivables	13,729	(10,357)	276	(10,034)
Prepaid expenses	(85,625)	(6,869)	(84,483)	(7,382)
Other current assets - others	(14,509)	6,365	(8,282)	7,140
Other non-current assets	(297)	1,001	121	(474)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	109,396	(429,905)	109,377	(422,545)
Accrued expenses	31,951	24,584	35,956	19,695
Other current liabilities	(833)	(35,661)	(402)	(14,541)
Net cash provided by (used in) operating activities	(180,581)	144,585	(453,680)	(2,744)
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	(130,000)	-	-	-
Purchases of property, plant and equipment	(296,442)	(246,108)	(131,860)	(174,763)
Proceeds from sales of property, plant and equipment	3,429	2,356	3,429	1,272
Short-term loans and advances to related parties	3,280	-	-	-
Net cash used in investing activities	(419,733)	(243,752)	(128,431)	(173,491)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(72,000)	(117,000)	(72,000)	(117,000)
Trade finance loans increase	715,800	302,141	715,800	302,141
Repayment of long-term loans	(63,188)	(39,223)	-	-
Repayment of obligations under hire-purchase agreements	(4,052)	-	(2,195)	-
Repayment of payable for purchase of land	(2,250)	(2,250)	-	-
Net cash provided by (used in) financing activities	574,310	143,668	641,605	185,141
Net increase (decrease) in cash and cash equivalents	(26,004)	44,501	59,494	8,906
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at September 30	167,822	199,874	63,561	12,863
Supplemental cash flow information:				
Cash paid for interest	422,040	616,687	394,954	585,801
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,393	4,191	1,890	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
"UNAUDITED"

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders. The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

In 2001, the Company's operations were significantly affected by the investigation regarding antidumping and countervailing duty conducted by the United States of America against various countries including Thailand. As a result of the investigation, the U.S. Trade Department imposed punitive import duties for the antidumping and countervailing in addition to current prevailing import duty rates. This resulted in significant decrease in export sale volume in 2001 and the selling prices of hot rolled steel were also decreased due to low global prices.

However, the Government, by the Board of Investment, issued the announcement dated January 25, 2002 regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months to be expired on July 28, 2002.

Subsequently, on July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce has approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in paragraph 2, had expired.

For the quarter and nine-month period ended September 30, 2002, the Company has significant profit from operations because of the increase in customers' orders as a result of both measures of the Government mentioned above, in addition to the increase in the domestic consumption of hot rolled coils because of strong economic recovery in construction and automobile and auto part industries and the increase in average selling prices of hot rolled coils in the quarter end September 30, 2002 following the strengthening of world market prices and partly attributing to increased export sales with the export selling prices higher than domestic selling prices.

.../2

3. **BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S INTERIM FINANCIAL STATEMENTS**

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting principles and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2001" to be effective for financial statements covering the period beginning on or after January 1, 2002 and the financial statements for the quarter and nine-month period ended September 30, 2001 have been reclassified to conform to the classifications used in the financial statements for the quarter and nine-month period ended September 30, 2002.

3.2 The results of operations for the quarter and nine-month period ended September 30, 2002 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31, 2001, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited and reclassified to conform to the brief particulars in the balance sheet as at September 30, 2002.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. In addition, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2001.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Certain reclassifications have been made to the consolidated and Company's financial statements for the year ended December 31, 2001 to conform to the classifications used in the current interim financial statements as follows:

- Deferred interest expenses on debt restructuring of convertible debentures of Baht 137 million, which was previously included in long-term loan, is included in convertible debentures.

.../3

4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2001.

For the quarter and nine-month period ended September 30, 2001, the Company has Baht-denominated debentures convertible to ordinary shares. However, the ordinary share equivalent derived from the conversion of Baht-denominated debentures to ordinary shares would result in the increase in net profit per share. Therefore, the effects of anti-dilutive potential ordinary shares are ignored in calculating earnings per share.

For the quarter and nine-month period ended September 30, 2002, a subsidiary has invested in investment units in an open-end mutual fund which are classified as securities for trading and stated at fair value. Gain or loss on the change in fair value is recognized as income or expense in the statement of income.

5. DEPOSIT AT BANK USED AS COLLATERAL

As at September 30, 2002 and December 31, 2001, a subsidiary's fixed deposit amounting to Baht 16.2 million is pledged as collateral for letters of guarantee of the bank (see Note 16.2).

6. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002 Baht'000	December 31, 2001 Baht'000	September 30, 2002 Baht'000	December 31, 2001 Baht'000
Finished goods	887,909	1,176,296	894,365	1,185,125
Raw materials	5,085,953	1,829,244	5,121,137	1,842,036
Spare parts and consumable goods	881,702	853,940	869,281	848,467
Goods in transit	1,507,594	1,020,240	1,507,594	1,020,240
	8,363,158	4,879,720	8,392,377	4,895,868
Less Provision for loss on diminution in value of spare parts and consumable goods	(231,260)	-	(231,260)	-
	8,131,898	4,879,720	8,161,117	4,895,868

As at September 30, 2002 and December 31, 2001, all finished goods and raw materials are pledged as collateral for short-term loans from financial institutions (see Note 9).

.../4

7. PROPERTY, PLANT AND EQUIPMENT - NET

7.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks and long-term loans (see Notes 9, 10 and 11).

7.2 In 1997, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to appraise the new plant facilities and in 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 22, 1997 and September 25, 1998, respectively.

The results of the appraisals were as follows:

	Baht : '000
Appraisal increment - Land	227,860
Appraisal increment - Buildings	221,023
Appraisal increment - Machinery	4,467,629
Appraisal increment - Berth and facilities	201,525

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at September 30, 2002 and December 31, 2001, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY September 30, 2002				
	Land Baht'000	Building Baht'000	Machinery Baht'000	Berth Baht'000	Total Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	152,262	3,756,482	-	4,136,604
The subsidiary	-	-	-	87,620	87,620
The related company	-	-	561,621	-	561,621
	227,860	152,262	4,318,103	87,620	4,785,845

	CONSOLIDATED AND THE COMPANY ONLY				
	December 31, 2001				
	Land Baht'000	Building Baht'000	Machinery Baht'000	Berth Baht'000	Total Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	163,262	3,949,860	-	4,340,982
The subsidiary	-	-	-	90,747	90,747
The related company	-	-	561,621	-	561,621
	227,860	163,262	4,511,481	90,747	4,993,350

7.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002 Baht'000	December 31, 2001 Baht'000	September 30, 2002 Baht'000	December 31, 2001 Baht'000
Cost of assets before fully depreciated but still in use	318,673	274,229	241,584	217,611

7.4 The Company may be affected by the Appeal Court's verdict to demolish its building and structures, having the book value of Baht 24 million, located on the leased land under dispute. Currently, the lessor is appealing to the Supreme Court against the Appeal Court's verdict.

8. OTHER NON-CURRENT ASSETS

As at September 30, 2002 and December 31, 2001, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED		THE COMPAMY ONLY	
	September 30, 2002 Baht	December 31, 2001 Baht	September 30, 2002 Baht	December 31, 2001 Baht
Receivable from cancellation of shipbuilding contract	154,733	167,958	-	-
Less Allowance for doubtful account	(154,733)	(167,958)	-	-
	-	-	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of US$ 3.81 million or Baht 167.96 million within six installments from January 20, 2002 to July 20, 2003. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. Subsequently, on July 8, 2002, the supplier repaid a portion in the amount of US$ 0.3 million or Baht 13.22 million to subsidiary. However, the subsidiary has provided for the allowance for doubtful debt in full for remaining amount due to the uncertainty of the recoverability.

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 6).

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002 Baht'000	December 31, 2001 Baht'000	September 30, 2002 Baht'000	December 31, 2001 Baht'000
Loan repayable semi-annually from December 2004 onwards	10,848,769	10,848,769	10,848,769	10,848,769
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2003 onwards	795,692	832,500	-	-
Loan repayable monthly from April 2001 onwards	-	26,380	-	-
Loan which may be forgiven	112,959	112,959	-	-
	11,757,420	11,820,608	10,848,769	10,848,769
Less Current portion	(154,053)	(83,271)	-	-
	11,603,367	11,737,337	10,848,769	10,848,769
Deferred interest expenses	779,850	548,420	769,008	535,905
	12,383,217	12,285,757	11,617,777	11,384,674

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

The debt restructuring agreement contains certain covenants prohibiting dividend payments before July 1, 2002 until the Company settles certain amounts of principal of long-term loans.

11. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002 Baht'000	December 31, 2001 Baht'000	September 30, 2002 Baht'000	December 31, 2001 Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	189,697	137,026	189,697	137,026
	2,589,697	2,537,026	2,589,697	2,537,026

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds.

Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the date of issuance.

As at September 30, 2002 and 2001, no convertible debentures have been exercised.

12. FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

Assets and liabilities denominated in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		September 30, 2002	December 31, 2001
Assets	- US Dollar	6,165,666	3,011,580
Liabilities	- US Dollar	45,150,061	16,414,694
	- Italian Lira	76,270,995	313,772,595
	- Deutsche Mark	26,479	41,349
	- Yen	18,110,440	637,600
	- Euro	344,720	98,372
	- Pound Sterling	7,948	69,121

As at September 30, 2002 and December 31, 2001, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2002, however, the Company entered into hedging contracts for liabilities which are due in 2002 of US$ 26.59 million and US$ 24.7 million, respectively.

13. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

13.1 Investments in subsidiary, associated, and related companies

	Types of business	Relationship	Issued and paid up capital	% of shareholding	September 30, 2002 Cost	Equity	Consolidated	Dividend amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	106,271	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	373,422	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,041,314	561,621	-

	Types of business	Relationship	Issued and paid-up capital	% of shareholding	December 31, 2001 Cost	Equity	Consolidated	Dividend amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	90,504	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	264,337	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	916,462	561,621	-

.../9

13.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance as at December 31, 2001 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at September 30, 2002 Baht'000
CONSOLIDATED				
Short-term loans to related party				
- SV Marine Company Limited	63,000	-	-	63,000
Less Allowance for doubtful account	(63,000)	-	-	(63,000)
	-	-	-	-
Advances to related parties	42	5	(42)	5
Total	42	5	(42)	5
THE COMPANY ONLY				
Advances				
- Subsidiary	3	-	(3)	-
- Related parties	42	5	(42)	5
Total	45	5	(45)	5

Prachuap Port Company Limited has stopped recognizing interest income from SV Marine Company Limited and provided the allowance for doubtful accounts in full since 1998.

13.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002 Baht'000	December 31, 2001 Baht'000	September 30, 2002 Baht'000	December 31, 2001 Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	969,514	811,518	955,289	802,530
Other receivables	107	199	415	357
Other current assets	15,542	9,081	15,414	8,839
Other assets	4,840	4,840	3,591	3,591
Accounts payable	21,052	14,809	78,962	44,597
Accrued expenses	20,313	28,835	41,826	43,064

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarters ended September 30,			
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	2,447,889	1,410,927	2,447,889	1,410,927
Service income	38,019	28,787	-	-
Other income	44,277	35,575	45,170	36,740
Cost of sales	58,469	23,514	203,162	84,801
Selling and administrative expenses	46,093	55,066	49,784	57,637

	CONSOLIDATED		THE COMPANY ONLY	
	For the nine-month periods ended September 30,			
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	7,030,354	3,950,446	7,030,354	3,950,446
Service income	87,220	74,836	-	-
Other income	128,503	102,312	131,011	106,098
Cost of sales	142,857	70,136	485,990	249,246
Selling and administrative expenses	238,225	178,687	253,514	187,212
Interest expenses	-	2,289	-	2,289
Gain from settlement of debts	-	70,000	-	70,000

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../11

14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

14.1 As at September 30, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	7	471,431	5	393,888
Total		471,431		393,888
Allowance for doubtful accounts recorded		471,431		393,888

As at December 31, 2001, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	3,630	1	3,630
6 - 12 months	1	1,691	-	-
Over 12 months	7	469,751	5	393,888
Total		475,072		397,518
Allowance for doubtful accounts recorded		471,431		393,888

14.2 As at September 30, 2002 and December 31, 2001, Prachuap Port Company Limited has a loan to a related company without collateral with accrued interest totaling Baht 63 million. The loan has been inactive since 1996. The subsidiary, therefore, provided the allowance for doubtful accounts of such loan in full in 1998 and has filed for the legal process.

14.3 As at September 30, 2002 and December 31, 2001, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 2.7 million and Baht 6 million, respectively which are the remaining balances after receiving Baht 3.3 million in the quarter ended September 30, 2002 and the transfer of land as a settlement of debt in 1999. The subsidiary provided an allowance for doubtful account in full for the remaining amount.

.../12

15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of Business	Revenues and other income		Net income (loss)	
		For the quarters ended September 30,			
		2002	2001	2002	2001
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	6,597,138	3,252,329	1,465,322	(106,567)
West Cost Engineering Company Limited	Maintenance services	90,446	47,083	6,181	2,938
Prachuap Port Company Limited	Deep-sea port services	147,066	76,810	127,339	37,549
		6,834,650	3,376,222	1,598,842	(66,080)
Less Inter-company transactions		(217,814)	(88,724)	(80,163)	(23,019)
		6,616,836	3,287,498	1,518,679	(89,099)
Less Minority interest in net income				(53,357)	(17,468)
Net income (loss)				1,465,322	(106,567)

	Types of Business	Revenues and other income		Net income (loss)	
		For the nine-month periods ended September 30,			
		2002	2001	2002	2001
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	17,348,180	9,474,160	2,465,643	(368,194)
West Cost Engineering Company Limited	Maintenance services	219,492	134,939	17,433	6,681
Prachuap Port Company Limited	Deep-sea port services	339,490	214,045	240,958	92,543
		17,907,162	9,823,144	2,724,034	(268,970)
Less Inter-company transactions		(500,963)	(256,137)	(150,580)	(53,862)
		17,406,199	9,567,007	2,573,454	(322,832)
Less Minority interest in net income				(107,811)	(45,362)
Net income (loss)				2,465,643	(368,194)

16. COMMITMENTS AND CONTINGENCIES

16.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 306 million and Baht 236 million as at September 30, 2002 and December 31, 2001, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 60 million and US$ 44 million as at September 30, 2002 and December 31, 2001, respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 2.9 million and Baht 8.47 million as at September 30, 2002 and December 31, 2001, respectively.

16.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at September 30, 2002 and December 31, 2001 (see Note 5).

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Our Ref : 01/030-004/2546 January 30, 2003

Re : Submission of unaudited financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the year ended December 31, 2002 and explanation of difference in result of operation for year ended December 31, 2002 and 2001.

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for year ended December 31, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 23,409.1 million Baht revenue from sale of hot rolled coils (1,939,548 metric tonne at an averaged selling price of 12,069 Baht/MT), higher than 12,663.5 million Baht revenue in 2001 (1,195,680 MT at an averaged price of 10,591 Baht/MT). The company also recorded 305.9 million Baht sales of steel scrap compared with 253.2 million in 2001. The company and subsidiaries registered a gross profit from sales and service of 5,270.2 million Baht, compared with 897.1 million Baht gross profit from sales and service in 2001 due to increase in sales volume and metal spread between the selling price and cost of raw material.

   The company and subsidiaries recorded 100.8 million Baht in other revenue (which included 48.7 million Baht gain from foreign exchange), while in 2001 the company and subsidiaries recorded 81.0 million Baht in other revenue (which included 48.9 million Baht gain from foreign exchange).

2) Selling and administrative expenses of the company and subsidiaries amounted to 876.0 million Baht (which included provision for loss on diminution in value of spare parts and consumable goods 231 million Baht), compared with 482.5 million Baht in 2001.

3) The company and subsidiaries recorded a reversal of provision for doubtful accounts in the amount 28.0 million Baht, compare with a provision for doubtful accounts in the amount 169.6 million Baht in 2001 (consisting of 175.1 million Baht provision for doubtful accounts of subsidiaries and 5.5 million Baht reversal of provision for doubtful accounts of the company and subsidiaries).

4) The company and subsidiaries registered 4,523.0 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 326.0 million Baht in 2001.

5) Interest expenses on short-term and long-term loan totaled 933.8 million Baht (consisting of 901.1 and 32.7 million Baht interest of the company and subsidiaries, respectively), lower than 1,039.6 million Baht interest expense in 2001 (consisting of 995.5 and 44.1 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 7.7 million Baht, compared with 4.2 million Baht in 2001.

7) The company and subsidiaries recorded profit before minority interest of 3,581.5 million Baht, compared with 717.7 million Baht loss in 2001.

8) The company and subsidiaries realized gain after minority interest in the amount of 3,433.9 million Baht, compared with a net loss of 699.7 million Baht in 2001.

9) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item in 2001.

10) The company and subsidiaries registered a net gain 3,433.9 million Baht, compared with a net loss of 629.7 million Baht in 2001.

From the above factors, the company's business operation in the year ended December 31, 2002 resulted in a net gain compared with a net loss in 2001 by more than 20 percent, mainly due to increase in sales volume and metal spread between selling price and raw material cost.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn Authorized Director	Mr. Kamol Juntima Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	113,015	193,826	44,540	4,067
Short-term investments	200,000	-	-	-
Accounts and notes receivable				
Related parties	1,345,225	889,061	1,327,808	802,530
Others	952,331	706,025	948,472	702,207
	2,297,556	1,595,086	2,276,280	1,504,737
Less Allowance for doubtful accounts	(400,444)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,897,112	1,123,655	1,882,392	1,110,849
Short-term loans and advances to related parties (Note 17.2)	60	42	137	45
Inventories (Note 7)	10,989,810	4,879,720	11,039,232	4,895,868
Other current assets				
Advance payments	23,514	16,934	23,499	16,880
Value-added-tax refundable claims	79,332	15,553	79,332	15,553
Other receivables	2,051	2,424	2,105	2,556
Prepaid expenses	13,694	4,826	12,645	4,096
Deposit at bank used as collateral (Note 6)	16,200	16,200	-	-
Others	34,648	17,767	18,535	11,037
Total Current Assets	13,369,436	6,270,947	13,102,417	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,080,824	916,462
Property, plant and equipment - net (Note 8)	16,923,996	15,992,899	15,375,183	14,609,369
Others non-current assets (Note 9)	8,535	8,271	5,947	6,089
Total Non-Current Assets	17,494,152	16,562,791	16,461,954	15,531,920
TOTAL ASSETS	30,863,588	22,833,738	29,564,371	21,592,871

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 10)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	3,155,862	340,218	3,155,862	340,218
Accounts and notes payable	1,194,138	1,122,155	1,198,516	1,135,432
Current portion of long-term loans (Note 10)	220,760	83,271	-	-
Current portion of long-term liabilities	7,683	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	217,033	121,454	228,194	131,663
Others	28,993	28,776	18,262	15,847
Total Current Liabilities	6,552,469	3,503,646	6,331,289	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 11)	12,372,365	12,285,757	11,696,426	11,384,674
Convertible debentures (Note 12)	2,582,545	2,537,026	2,582,545	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,230	6,449	2,748	3,644
Payable for purchase of land	2,000	5,000	-	-
Total Non-Current Liabilities	14,962,140	14,834,232	14,281,719	13,925,344
TOTAL LIABILITIES	21,514,609	18,337,878	20,613,008	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of				
Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of				
Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal				
(Note 8.2)	6,268,939	4,993,350	6,268,939	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(5,847,576)	(9,281,461)	(5,847,576)	(9,281,461)
Total Company Shareholders' Equity	8,951,363	4,241,889	8,951,363	4,241,889
MINORITY INTEREST	397,616	253,971	-	-
Total Shareholders' Equity	9,348,979	4,495,860	8,951,363	4,241,889
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	30,863,588	22,833,738	29,564,371	21,592,871

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	23,714,965	12,916,652	23,714,965	12,916,652
Revenues from the rendering of services	253,348	187,761	-	-
Other income				
Gain on exchange	48,726	48,873	49,722	28,387
Others	52,088	32,123	53,011	31,000
Share of profit from investment using the equity method	-	-	168,543	-
Total Revenues	24,069,127	13,185,409	23,986,241	12,976,039
EXPENSES				
Cost of the sales of goods	18,384,024	11,980,179	18,819,219	12,235,874
Cost of the rendering of services	314,053	227,120	-	-
Selling and administrative expenses	761,971	455,272	719,582	414,639
Doubtful accounts	-	175,093	-	-
Doubtful accounts (Reversal)	(27,957)	(5,465)	-	(5,119)
Equity in undistributed net loss of subsidiaries	-	-	-	8,584
Other expenses	110,221	23,271	109,254	22,910
Directors' remuneration	3,785	3,920	3,185	3,360
Total Expenses	19,546,097	12,859,390	19,651,240	12,680,248
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	4,523,030	326,019	4,335,001	295,791
INTEREST EXPENSES	933,804	1,039,559	901,116	995,447
INCOME TAX EXPENSES	7,679	4,180	-	-
PROFIT (LOSS) AFTER TAX	3,581,547	(717,720)	3,433,885	(699,656)
NET PROFIT OF MINORITY INTEREST	(147,662)	18,064	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	3,433,885	(699,656)	3,433,885	(699,656)
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	3,433,885	(629,656)	3,433,885	(629,656)

ก

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share					
before extraordinary item	BAHT	4.03	-0.82	4.03	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	4.03	-0.74	4.03	-0.74
Diluted earnings per share	BAHT	2.73	-	2.73	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-150,340	-	-	-	-150,340
Net loss	-	-	-	-	-629,656	-	-629,656
Minority interest increase	-	-	-	-	-	-22,081	-22,081
Ending balance December 31, 2001	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-269,827	-	-	-	-269,827
Net appraisal increment (See Note 8.2)	-	-	1,545,416	-	-	-	1,545,416
Net income	-	-	-	-	3,433,885	-	3,433,885
Minority interest increase	-	-	-	-	-	143,645	143,645
Ending balance December 31, 2002	8,530,000	3,600,000	6,268,939	-3,600,000	-5,847,576	397,616	9,348,979

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-150,340	-	-	-150,340
Net loss	-	-	-	-	-629,656	-629,656
Ending balance December 31, 2001	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-269,827	-	-	-269,827
Net appraisal increment (See Note 8.2)	-	-	1,545,416	-	-	1,545,416
Net income	-	-	-	-	3,433,885	3,433,885
Ending balance December 31, 2002	8,530,000	3,600,000	6,268,939	-3,600,000	-5,847,576	8,951,363

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	3,433,885	-699,656	3,433,885	-699,656
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-27,957	-5,465	-	-5,119
Doubtful accounts	-	175,093	-	-
Depreciation	601,369	430,030	534,493	369,348
Amortization	-	1,274	-	884
Provision for diminution in value of				
inventories (Reversal)	230,789	-210	230,789	-210
Additional interest on debt restructuring	355,413	293,773	357,271	290,505
Realized (gain) loss on exchange	17,836	-1,479	17,836	-1,479
Unrealized (gain) loss on exchange	-12,663	-18,705	-12,663	1,781
Gain on sales of property, plant and equipment	-2,388	-1,429	-2,276	-976
Loss on disposal of property, plant and equipment	130,736	23,400	129,761	22,910
Share of (profit) loss from investment using				
the equity method	-	-	-168,543	8,584
Loss from barge sinking	-	4,598	-	4,598
Minority interest	147,662	-18,064	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	4,874,682	183,160	4,520,553	-8,830
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-526,777	25,436	-525,279	25,391
Accounts and notes receivable - others	-246,351	63,897	-246,310	63,704
Inventories	-6,340,879	203,562	-6,374,152	214,847
Short-term loans and advances to related parties	-18	107	-91	123
Advance payments	-6,580	39,464	-6,619	13,893
Valued-added-tax refundable claims	-63,779	-15,553	-63,779	-15,553
Other receivables	24,676	893	451	1,257
Prepaid expenses	-8,869	-107	-8,549	-762
Other current assets - others	-16,880	-5,060	-7,499	-1,320
Other non-current assets	-263	533	142	-856

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	74,639	414,714	65,740	430,968
Accrued expenses	95,579	16,280	96,532	15,530
Other current liabilities	249	-31,336	2,446	-10,110
Net cash provided by (used in) operating activities	########	895,990	-2,546,414	728,282
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of shares in a subsidiary	-	-	-	-25000
Other investment increase	-200,000	-	-	-
Purchases of property, plant and equipment	-389,825	-201,486	-149,996	-128,012
Proceeds from sales of property, plant and equipment	3,976	2,666	3,864	1,582
Short-term loans and advances to related parties	3,280	-	-	20000
Net cash used in investing activities	-582,569	-198,820	-146,132	-131,430
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-72,000	-150,000	-72,000	-150,000
Trade finance loans increase (decrease)	2,807,828	-446,642	2,807,828	-446,642
Repayment of long-term loans	-85,796	-59,488	-	-
Repayment of obligations under hire-purchase agreements	-4,703	413	-2,809	-100
Repayment of payable for purchase of land	-3,000	-3,000	-	-
Net cash provided by (used in) financing activities	2,642,329	-658,717	2,733,019	-596,742
Net increase (decrease) in cash and cash equivalents	-80,811	38,453	40,473	110
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at December 31	113,015	193,826	44,540	4,067
Supplemental cash flow information:				
Cash paid for interest	544,805	750,114	510,050	707,871
Cash paid for corporate income tax	20,225	1,613	532	485

Notes to the financial statements form an integral part of these statements

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

03/101-006/2546 January 31, 2003

Sahaviriya Steel Industries Plc reports its 2002 performance.

SSI's net profit in 2002 was Baht 3,434 million. The Company has targeted 2.4 million tonnes production and sales in 2003 to both domestic and export markets.

Mr. Win Viriyaprapaikit, Executive Vice President of Sahaviriya Steel Industries PLC, reported the results of operations in 2002 that the Company recorded total revenues of Baht 24,069 million, up from Baht 13,185 million in 2001. The Company achieved a gross profit of Baht 5,270 million or 22% of total sales. After deducting selling and administrative expenses, interest expenses, as well as equity in net profit of subsidiaries and associated companies, the Company realized the net profit of Baht 3,434 million.

In 2002, the Company sold 1.94 million tonnes of hot rolled coils, increasing by 67% from 1.16 million tonnes of sales in 2001. Of the 2002 sales, 543,571 tonnes was sold to local cold rolling mills and automobile & auto part manufacturers, 1,221,034 tonnes was sold to other general domestic customers including steel pipe, cut sheet, cold forming, gas cylinder industries and others, and 174,943 tonnes was exported.

Main factors attributed to increasing hot rolled coil sales volume were the growth in domestic consumption of hot rolled coil on the back of strong economic recovery. The domestic direct demand increased by 21% from 4.0 million tonnes last year to 4.9 million tonnes this year. Imports rose from 2.17 million tonnes last year to 2.22 million tonnes in 2002 while the domestic industry's sales increased from 1.87 million tonnes last year to 2.66 million tonnes this year.

In 2002, the Thai government imposed certain measures to protect domestic steel producers from the influx of dumped imports. In the first half of the year, this government imposed the 6-month surcharge and subsequently initiated the antidumping investigation against import of hot-rolled steel from 14 countries in the second half. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products.

Additionally, higher sales and production volume and a continuous campaign to improve its efficiency and cut production costs and operational expenses lead to significant reduction in production costs and selling and administrative expenses per unit. This helped improve the Company's performance.

In 2003, the Company has targeted to boost its production and sales volume from 1.9 million tonnes last year to the full capacity of 2.4 million tonnes or Baht 32,400 million this year. The Company aims to increase its sales to all customer groups including the cold rolling mills and automobile and auto part manufacturers, the general domestic customers, and foreign customers, especially Chinese market where the hot-rolled steel demand has grown.

SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. In addition, SSI received the National Awards in Safety, Occupational Health, and Working Environment in 2002 and 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel....the national industry for economic and social stability of the country